Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Welcomes Strengthened COPPA Rule as a Win for Families and Safe Compliant Advertising

Vancouver, B.C. Canada, May 14, 2025 – Kidoz Inc. (TSXV:KDOZ) (the “Company”), mobile AdTech developer and owner of the market-leading Kidoz Contextual Ad Network (www.kidoz.net), the Kidoz Publisher SDK and the Kidoz Privacy Shield, applauds the Federal Trade Commission’s (“FTC”) updated Children’s Online Privacy Protection Rule (COPPA), which takes effect June 23, 2025. The updated rule brings clarity and modernization to the regulatory framework that was originally conceived for a world without apps or streaming.

The updated COPPA rule has a number of important implications to Kidoz including the confirmation of contextual targeting as a safe and viable way to advertising to children. The FTC also released important updates on audience definitions and enforcement.

“The FTC update doesn’t just modernize COPPA, it sets an enforceable bar for compliance and transparency in kids’ digital experiences,” said Jason Williams, CEO of Kidoz. “The Kidoz mission it to create a safe global advertising ecosystem based on the principle of privacy and we’re proud to offer brands, developers, and families a compliant and high-performance solution. Kidoz technology is certified under PRIVO’s FTC approved COPPA Safe Harbor and has been awarded PRIVO’s GDPRkids™ Privacy Assured Shield.”

“Kidoz builds privacy first advertising infrastructure based on the foundation of strict COPPA compliance with zero use of behavioral or personal data. The FTC’s COPPA update reinforces the privacy requirements that exactly align with our long-standing practices.”

According to Claire Quinn, PRIVO’s CPO, the Rule update brings new requirements for consent in relation to advertising practices. “The FTC has clarified the requirements around consent for advertising to children. Kidoz provides a compliant solution for engaging with children that allows apps to generate revenue without harms and risks to younger users. It’s a much needed solution that promotes a healthier ecosystem for kids and families.”

Key FTC Updates to the COPPA Rule in relation to Kidoz:

1.	Increased Importance of Age Screening for Mixed-Audience Publishers

a.	The new rule formalizes how platforms must handle “mixed audience” classifications, requiring neutral age screening before collecting any personal data. Kidoz will have the opportunity to grow with new partners who begin to segment their traffic with age gates.

2.	Confirmation of Contextual Ads as a Viable, Compliant Model

a.	The FTC reaffirmed that contextual advertising remains permissible without parental consent, as long as no other personal identifiers are collected. Kidoz contextual-only targeting technology is confirmed as compliant.

3.	Enhanced Oversight of Safe Harbor Programs

a.	The FTC has introduced requirements for Safe Harbor programs to disclose their membership lists and report additional information to the FTC. The rule also closes loopholes in how audience targeting and consent responsibilities are defined - particularly around actual knowledge and data minimization. Kidoz’s non-compliant competitors will be at greater risk of detection.

4.	Heightened Scrutiny of Data Partner Integrations

a.	Although not directly targeted, the FTC emphasized responsibility for data shared with third parties, including ad tech partners. Kidoz operates with complete data transparently and encourages all partners to scrutinize the data connections for potential COPPA infractions.

About Kidoz Inc.

Kidoz Inc. (TSXV:KDOZ) (www.kidoz.net) is a global AdTech software company and the developer of the Kidoz Safe Ad Network, delivering privacy-first, high-performance mobile advertising for children, teens, and families, whose mission is to keep children safe in the complex digital advertising ecosystem. Through its proprietary Kidoz SDK, Privacy Shield, and advanced contextual targeting tools, Kidoz enables safe, compliant ad experiences that adhere to COPPA, GDPR-K, and global standards, without using location or personally identifiable information data tracking commonly used in digital advertising.

The Kidoz platform helps app developers monetize their apps with safe and relevant ads, while uniting brands and families in a compliant mobile ecosystem. Google-certified and Apple-approved, the Kidoz network reaches hundreds of millions of users monthly, and is trusted by leading brands including Mattel, LEGO, Disney, and Kraft. Kidoz offers both managed and programmatic media solutions, including SSP, DSP, and Ad Exchange capabilities and provides a platform for mobile app publishers to monetize their active users through display, rich media, and video ads. Trusted by top brands and developers, Kidoz runs campaigns in over 60 countries and generates the majority of its revenue from AdTech advertising.

The Company also operates Prado, its wholly owned over-13 division. For brands, Prado enables scaled access with high quality inventory and audience engagement across teens, families, and general audiences.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 24, 2025, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.